

April 1, 2013

Via E-mail
Mr. Robert T. Smith
Chief Financial Officer
Citizens Holding Company
521 Main Street
Philadelphia, MS 39350

      Re: **Citizens Holding Company**
               Form 10-K for the Fiscal Year Ended December 31, 2012
               Filed March 15, 2013
               File No. 001-15375

Dear Mr. Smith:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 6. Selected Financial Data

Exhibit 13, pages 64-65

1. Please revise the Selected Year End Average Balances in future filings, as applicable to ensure that the amounts are consistent with the information appearing in the Average Balance Sheets or advise the staff as to the reasons for the differences.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Exhibit 13

Loans

Provision for Loan Losses and Asset Quality

Table 8 – Non-Performing Assets, page 76

2. We note the presentation of non-performing loans and the disclosure on page 75 that non-performing loans include troubled debt restructurings. Please tell us and revise future filings to clearly identify all troubled debt restructured loan balances within the body of the table pursuant to Item III C of Guide III.

Table 16, page 91

3. We note you disclose you have significant negative cumulative gap for all measurement windows less than one year. In light of these amounts exceeding 30% and with a view towards more granularity, please tell us and disclose in future filings whether or not management or the Asset Liability Committee maintain and/or discuss percentage limits for these measurement periods. For example, we note that the bank is highly liability sensitive at the present time, but also is interested in increasing core deposits by offering more competitive rates at the time of continued constrained interest rate spreads and margins during 2012 as noted on page 69.

Item 8. Financial Statements and Supplementary Data

Exhibit 13

Financial Statements

Note 4 Federal Home Loan Bank Stock, page 21

4. Please tell us and expand future filings to include the company's impairment policy with regard to the company's holdings of Federal Home Loan Bank Stock.

Note 5 Loans, page 29

5. Please tell us and clearly identify troubled debt restructured loans in future filings within the disclosures for restructured loans appearing in Note 5 Loans. In addition, state if the company was committed to lend additional funds to borrowers with troubled debt restructured loans.

Note 17 Fair Value of Financial Instruments, page 52

6. Please tell us and expand the disclosure in future filings to provide a narrative description of the sensitivity of the measurement of the company's pooled trust preferred security to changes in unobservable inputs including a discussion of interrelationships between inputs pursuant to ASC 820-10-50-2 (g).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Chris Harley at (202) 551-3695 or me at (202) 551-3492 if you have questions.

Sincerely,

/s/ Amit Pande   for

John P. Nolan
Senior Assistant Chief Accountant